Exhibit 8.1
Exhibit 8.1 List of subsidiaries of OSI Geospatial Inc. and their jurisdictions
Offshore Systems Ltd., British Columbia, Canada
Offshore Survey and Positioning Services Ltd., British Columbia, Canada (inactive)
Mapcon Mapping Inc., Utah, United States
Mapcon Mapping Ltd., British Columbia, Canada
CHI Systems, Inc., Pennsylvania, United States
CHI Systems Terrain Products, Inc., Pennsylvania, United States (inactive)